UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                          Commission File Number 0-14616

       (Check one): (  ) Form 10-K   (  ) Form 20-F   (X ) Form 11-K
         (  ) Form 10-Q  (  ) Form 10-D (  ) Form N-SAR (  ) Form N-CSR
               For Period Ended: 12-31-2004
                      (  ) Transition Report on Form 10-K
                      (  ) Transition Report on Form 20-F
                      (  ) Transition Report on Form 11-K
                      (  ) Transition Report on Form 10-Q
                      (  ) Transition Report on Form N-SAR
                      For the Transition Period Ended: ____________________
       ____________________________________________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
       ____________________________________________________________________

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

       ____________________________________________________________________

       PART I  REGISTRANT INFORMATION

       J & J Snack Foods Corp.
       Full Name of Registrant

       N/A
       Former Name if Applicable

       6000 Central Highway
       Address of Principal Executive Office (Street and Number)

       Pennsauken, NJ  08109
       City, State and Zip Code

       PART II  RULES 12b-25(b) AND (c)
       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
            (X) Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

       PART III NARRATIVE

       State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                 Due to unanticipated delays in the collection and compilation of necessary information as a result of a change in recordkeepers, the financial statements of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan for the year ended December 31, 2004 and corresponding audit will not be completed in time to file the Plan's Annual Report on Form 11-K (the "2004 11-K") within the prescribed period without unreasonable effort or expense. The registrant represents that the 2004 11-K will be filed no later than the fifteenth calendar day following the date on which it was due.

       PART IV OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

            Dennis G. Moore         856                 665-9533
                  (Name)         (Area Code)       (Telephone Number)

       (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
            30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer
            is no, identify report(s).            Yes (X)       No ( )

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  Yes ( )       No (X)

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              J & J Snack Foods Corp.
                   (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

       Date  June 23, 2005              By /s/ Dennis G. Moore
                                        Name:  Dennis G. Moore
                                        Title: Chief Financial Officer